                                             Filed by Transpro, Inc. pursuant to
                                             Rule 425 under the Securities
                                             Exchange Act of 1933, as amended,
                                             and deemed filed under Rule 14a-12
                                             of the Securities Exchange Act of
                                             1934, as amended

                                             Subject Company: Modine Aftermarket
                                             Holdings, Inc., a wholly owned
                                             subsidiary of Modine Manufacturing
                                             Company Commission File No.:
                                             1-13894

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Transpro's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this filing the terms "anticipate," "believe," "estimate," "expect," "may," "objective,"
"plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

Due to the foregoing conditions and other factors, there can be no assurance that the transaction will be completed, or as to its ultimate timing and terms.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the possibility that the companies may be unable to obtain required corporate and regulatory approvals or to satisfy other conditions for the transaction; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer to realize than expected; (4) disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; (5) the transaction may involve unexpected costs; (6) increased competition and its effect on pricing, spending, third-party relationships and revenues; (7) the risk of new and changing regulation in the U.S. and internationally; (8) the possibility that Transpro's businesses may suffer as a result of the transaction; and (9) other uncertainties and risks beyond the control of Transpro. Additional factors that could cause Transpro's results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 10-K of Transpro, in the Quarterly Reports on
Forms 10-Q of Transpro, and Transpro's other filings with the SEC. Transpro assumes no obligation and expressly disclaims any duty to update information contained in this filing except as required by law.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the transaction, a registration statement on Form S-4 that contains a preliminary proxy statement/prospectus-information statement regarding the proposed transaction was filed by Transpro with the SEC on May 2,
2005. Stockholders are urged to read the proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they will contain important information about Modine, Transpro and the transaction. The final proxy statement/prospectus-information statement will be mailed to stockholders of Transpro and Modine. Stockholders will be able to obtain a free copy of the proxy statement/prospectus-information statement, as well as other filings containing information about Modine and Transpro, without charge, at the
SEC's Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com.

Modine, Transpro, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the transaction. Information regarding Modine's directors and executive officers is available in its proxy statement filed with the SEC by Modine on June 14, 2004.
Information regarding Transpro's directors and executive officers, as well as the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings and otherwise, is available in the proxy statement/prospectus-information statement that is a part of the registration statement on Form S-4 filed by Transpro with the SEC on May
2, 2005.

                                      * * *

The following is a transcript of a conference call given by Transpro, Inc. on
May 13, 2005:

                              TRANSPRO INCORPORATED

                            MODERATOR: ERIC BOYRIVEN
                                  MAY 13, 2005
                                   9:00 AM CT

Operator:             Good morning. My name is (Janice) and I will be your
                      conference facilitator. At this time I would like to
                      welcome everyone to the Transpro, Inc. first quarter 2005
                      earnings conference call.

                      All lines have been placed on mute to prevent any
                      background noise. After the speakers' remarks there will
                      be a question and answer period. If you would like to ask
                      a question during this time, simply press star then the
                      number 1 on your telephone keypad. If you would like to
                      withdraw your question, press star then the number 2 on
                      your telephone keypad.

                      Thank you, Mr. Boyriven. You may begin your conference.

Eric Boyriven:        Thank you operator and good morning everyone. I would like to welcome you to the Transpro conference call. We're here to discuss the company's first quarter 2005 results which
                      were reported yesterday after the close of the market.

                      With us from management today are Charlie Johnson,
                      President and Chief Executive Officer, and (Richard)
                      Wisot, Chief Financial Officer.

                      Just a word about procedures before we begin. After
                      management has made its formal remarks we will take your
                      questions.

                      Also please note that in this morning's conference call,
                      management may reiterate forward looking statements that
                      were made in the press release. In accordance with the
                      safe harbor provisions of the Private Securities
                      Litigation Reform Act of 1995, I would like to call your
                      attention to the risks related to these statements, which
                      are more fully described in the press release and in the
                      company's filings with the Securities and Exchange
                      Commission.

                      In addition, the subject matter in this conference call
                      that relates to the transaction with Modine is also
                      addressed in the preliminary proxy statement/prospectus
                      information statement filed with the SEC as part of a form
                      S4 registration statement on May 2, 2005. We urge you to
                      read it, because it contains important information about
                      the transaction.

                      Information about the participants is also contained in
                      the preliminary proxy material filed as part of the form
                      S4. That document, and other SEC filings, can be obtained
                      for free at the SEC's Web site and from Transpro and
                      Modine.

                      With these formalities out of the way, I would like to
                      turn the call over to Charlie Johnson. Charlie, please go
                      ahead.

Charles Johnson:      Thank you, Eric. Good morning everyone, and welcome to our first quarter conference call.

                      During our fourth quarter conference call, we noted that
                      2005 would be a transitional year for Transpro as we began to address the opportunities presented to us by the
                      previously announced pending merger with the Modine
                      aftermarket business and sale of our heavy duty OEM
                      business unit to Modine.

                      We also indicated that we anticipated substantial
                      challenge as we address a highly competitive marketplace
                      in a time of softening overall market conditions,
                      characterized by high fuel prices, high material costs,
                      shifting customer buying patterns, higher interest rates
                      and declining consumer confidence.

                      With the first quarter behind us now, this is in fact
                      playing out. We continue to implement our business
                      strategy, completing the sale of our heavy duty OEM
                      business to Modine during the period, and making
                      additional progress towards the completion of the Modine
                      transaction including the initial submission of our S4
                      registration statement to the SEC.

                      Operationally, conditions in most of our markets were for
                      the most part as expected. In a word, difficult. Our
                      automotive and light truck group additionally saw mild
                      weather conditions and strong pricing pressure, which
                      impacted the business during the period.

                      The underlying sell-through demand levels were down at
                      many of our customers on both heat exchange and
                      temperature control products. And this caused them to
                      further defer their normal purchases. As a result, sales
                      in this group declined by 4%, even with the addition of a
                      major new customer during the period for our temperature
                      control products.

                      We did see strength in our heavy duty aftermarket
                      business, with sales growth of 7.4%, as our products and
                      customer programs continue to gain traction. The net
                      result was a 2.3% decline in total company sales.

                      The good news for this period is that our first quarter
                      also saw us continue to benefit from our cost reduction
                      program, thus allowing us to show improvement in our gross margins during the quarter despite the decline in sales
                      volume, record commodity costs, and the aforementioned
                      pricing pressures.

                      While gross margins improved, our operating performance
                      was affected by increased SG&A costs that (Rick) will
                      address in more detail.

                      These factors resulted in an operating loss for the
                      quarter of $1.9 million, of which $.3 million represented
                      one-time charges related to the opening of our new
                      state-of-the-art warehouse facility in Southaven,
                      Mississippi. As we've said in the past, we believe this
                      new warehouse program will generate significant operating
                      savings once completed.

                      While we can never condone operating losses in any period, we believe our current activities are important to
                      posturing the business for the future, particularly in
                      light of the pending merger transaction.

                      Combining all factors for the quarter, including the
                      operating loss, the $.8 million after tax income from
                      discontinued operations - that would be the heavy duty OEM business transaction - and the $3.9 million after tax gain from the sale of our heavy duty OEM business, net income
                      reached $2.5 million or 35 cents per basic and diluted
                      share for the quarter, compared to a comparable net loss
                      for a year ago of $.6 million or nine cents per basic and
                      diluted share.

                      I'll be back a bit later to discuss our outlook. But first
                      I'll hand the call over to Rich Wisot to walk you through
                      our financial results. Rich?

Rich Wisot:           Thank you, Charlie, and good morning everyone.

                      Before I begin I would like to take this opportunity to
                      remind everyone that as previously announced the company
                      completed the sale of its heavy duty OEM business on March
                      1, 2005. Consequently, the results of operations for our
                      heavy-duty OEM business will be reported as a discontinued
                      operation and the statements of operations and related
                      financial statement disclosures for all prior periods will be restated to present the heavy-duty OEM business as a
                      discontinued operation.

                      Our discussion and comments that follow are of continuing
                      operations unless we note otherwise.

                      Net sales for the first quarter of 2005 were $48.3
                      million, compared to net sales of $49.4 million in the
                      first quarter of last year, or a decline of 2.3%.

                      Net sales within the automotive and light truck group
                      decreased 4% to $40.4 million from $42.1 million a year
                      ago.

                      Heat exchange product sales decreased 4.2%, reflecting
                      lower demand caused by overall market softness and
                      continuing competitive pricing pressure.

                      Temperature control product sales were 2.2% lower than the prior period. Despite the impact of new customers added
                      over the past year, temperature control unit demand was
                      unfavorably impacted by changed customer buying patterns,
                      customers' desire to lower inventory levels, a shrinking
                      marketplace due to improved OEM quality, and customer
                      buying hesitation due to two years of soft sales.

                      As a result operating income in the automotive and light
                      truck segments was $700,000, or 1.8% of sales, versus
                      operating income of $1.8 million or 4.3% of sales in the
                      first quarter of 2004.

                      This year's operating income for the automotive and light
                      truck group also included $300,000 of restructuring and
                      other special charges as a result of the relocation of
                      inventory from Memphis, Tennessee to Southaven,
                      Mississippi associated with the opening of our new
                      distribution facility at that site as we previously
                      announced.

                      In the heavy duty group, net sales were $7.9 million,
                      compared to $7.4 million a year ago, an increase of 7.4%.
                      This increase in sales reflects the continued strength in
                      the market served by this segment, and our ability to pass along to customers a portion of commodity cost increases
                      as well as increased market penetration of new product
                      programs.

                      Despite the growth in sales, we controlled our operating
                      expenses in this segment, narrowing the heavy duty group
                      operating loss to $300,000 versus an operating loss of
                      $800,000 in the first quarter of 2004.

                      Consolidated gross margin in the first quarter of 2005 was
                      $9 million, or 18.6% of sales, versus a consolidated gross margin of $8.8 million or 17.8% of sales in the first
                      quarter of 2004.

                      The improvement in consolidated gross margin reflects the
                      benefits of cost reduction initiatives implemented by us
                      over the past several years, as well as additional actions to offset cost increases in our heavy duty group. These
                      factors, somewhat offset by competitive pricing pressure
                      within the automotive and light truck group as well as
                      further increases in commodity costs which impacted all
                      business segments.

                      Selling, general and administrative expenses were $10.6
                      million or 21.9% of sales, compared with $9.4 million or
                      19.1% of sales in the first quarter of last year. The
                      increase in SG&A expense is related to the costs of
                      implementing Sarbanes-Oxley compliance measures as well as higher health care related costs which we don't see as
                      ongoing, increased freight costs due to higher fuel
                      prices, and costs associated with planning our pending
                      merger.

                      With respect to the merger related costs, we are making
                      investments now so that we can accelerate the
                      implementation of post-merger synergy programs.

                      The company reported an operating loss from continuing
                      operations for the first quarter of 2005 of $1.9 million
                      versus an operating loss of $600,000 in the first quarter
                      of last year. As I mentioned before, the results in the
                      first quarter of this year include $300,000 in
                      restructuring charges due to the inventory relocation from
                      Memphis to Southaven, Mississippi associated with the
                      opening of this new distribution facility.

                      As previously announced, in conjunction with the
                      relocation the company expects to incur approximately
                      $400,000-$500,000 in total one-time restructuring charges
                      in the first half of 2005 in relation to this move.
                      However, once the relocation has been completed, the
                      company anticipates annual savings substantially in excess of these one-time charges.

                      Interest expense in the first quarter of 2005 was $1.5
                      million, versus $800,000 in the first quarter of 2004, due to the impact of higher discounting charges from our
                      expanded participation in customer-sponsored vendor
                      payment programs and higher average interest rates which
                      more than offset the impact of lower average debt levels.

                      The company recorded a loss from continuing operations of
                      $2.4 million, or 32 cents per basic and diluted share in
                      the first quarter of 2005, compared to a loss from
                      continuing operations of $1.4 million, or 19 cents per
                      basic and diluted share in the first quarter of 2004.

                      Including income from discontinued operation, which in
                      this case is the heavy duty OEM business unit sold to
                      Modine in march, of $800,000 or 12 cents per basic and
                      diluted share, and an after tax gain on the sale of the
                      heavy duty OEM business of $3.9 million or 55 cents per
                      basic and diluted share, net income for the first quarter
                      of 2005 was $2.5 million, or 35 cents per basic and
                      diluted share.

                      In the first quarter of 2004, the company reported a net
                      loss of $600,000 or nine cents per basic and diluted
                      share, which include income from discontinued operations
                      of $700,000 or ten cents per basic and diluted share.

                      Cash flow used in operating activities was $7 million in
                      the first quarter of 2005. This was comprised of $7.9
                      million utilized by continuing operations, and $900,000
                      generated by discontinued operations prior to the sale of
                      the heavy duty OEM assets.

                      During the first three months of 2004, operations
                      generated $8.1 million of cash flow. The period to period
                      difference in cash flow is primarily attributable to
                      changes in accounts receivable and inventories, which I
                      will discuss shortly.

                      At the end of the first quarter of 2005, our total debt
                      position was $37.9 million, compared to $44 million at the end of 2004 and $44.1 million at the end of the first
                      quarter of 2004.

                      Now I'll provide some other balance sheet highlights.

                      Accounts receivable for the first quarter of 2005 were
                      $38.1 million, compared with $34.4 million at December 31,
                      2004 and $44.8 million at the end of the 2004 first
                      quarter. The increase in first quarter 2005 accounts
                      receivable of $3.7 million from the December 31 2004
                      levels is attributable to the seasonal nature of the
                      automotive and light truck temperature control sales.

                      We continue to accelerate the collection of customer
                      receivables utilizing a cost effective customer sponsored
                      vendor payment program administered by financial
                      institutions in an effort to offset the continuing trend
                      towards longer customer dating terms by several blue chip
                      customers.

                      As of March 31, 2005 accounts payable with $33.6 million
                      compared to 26.6 million at December 31, 2004 and 34.7
                      million at March 31, 2004.

                      Inventories at March 31, 2005 were $77.9 million versus
                      $71.2 million at December 31, 2004 and $70 million at
                      March 31, 2004.

                      The increase in inventories in the first quarter is
                      primarily related to typical seasonal patterns but were
                      compounded by a softer than anticipated marketplace
                      demand. We believe inventory levels are higher than
                      necessary and we will remain focused throughout the
                      remainder of 2005 on managing inventory levels to better
                      align them with current marketing conditions as well as
                      the impact of the pending merger with the aftermarket
                      business of Modine Manufacturing.

                      Net capital expenditures were $2.5 million in the first
                      quarter of 2005 compared with $700,000 in the first
                      quarter of last year. The capital spending increase is
                      primarily related to the opening of our new distribution
                      center located in Southaven, Mississippi as well as a new
                      oven to support the relocation of aluminum heater
                      production from Buffalo to Nuevo Laredo Mexico.

                      We expect the capital expenditures for the year will be
                      between $7 and $8 million exclusive of any spending
                      requirements associated with the pending merger. This
                      level is higher than usual reflecting the addition of the
                      new warehouse and the move of our aluminum heater
                      operations to Mexico.

                      Depreciation and amortization was $1.1 million in the
                      first quarter of 2005 compared to $1.2 million for the
                      same period in 2004.

                      I will now turn the call back to Charlie.

Charles Johnson:      Thank you Rich. As I mentioned in our earnings press
                      release, the real story described in Transpro future is
                      the merger transaction pending with Modine

                      aftermarket business. Having completed the first step with the sale of the OEM business.

                      As the initial S4 has been filed with the SEC, we
                      encourage all shareholders to review this public
                      information. We currently anticipate that the final S4
                      will be mailed to shareholders in late May or early June
                      and that with shareholder approval, the transaction would
                      likely close late in the second quarter or early in the
                      third quarter.

                      Having said this however, in the meantime we continue to
                      initiate measures to improve our customer effectiveness
                      and lower our overall costs. During the quarter we
                      announced the opening of the state-of-the-art distribution facility in Southaven, Mississippi aimed at increasing our distribution efficiency and better serving our customer's
                      needs.

                      This facility is scalable upwards based on future needs.
                      And the transition to its full use will be complete by the end of May.

                      Additionally we announced the close of our aluminum heater plant in Buffalo and began to implement a plan for the
                      consolidation of this production into our operations in
                      Nuevo Laredo, Mexico, a move designed to further and
                      significantly reduce our overall production costs.

                      This closure was not an easy decision for us as our
                      associates in Buffalo have made great efforts in working
                      towards competitiveness. However, the reality of the
                      global supply conditions we all must face in today's world set the bar for achievement very high resulting in the
                      necessity of this action.

                      On the customer side, we further expanded our temperature
                      control business in the quarter by adding a new large
                      customer which has the potential to ultimately be our
                      largest customer in this product segment.

                      As we have described, customer demand levels in the first
                      quarter were less than desirable resulting in more
                      inventory than we would like. Moving into the seasonally
                      stronger second quarter however, it's possible that with
                      favorable weather conditions we will see improved demand
                      beyond normal seasonality as these customers increase
                      their orders to refill their lower than normal inventories on some products.

                      Nonetheless, we will be monitoring this carefully and plan to adjust inventory levels consistent with demand and with the needs of the business as we approach the close of the
                      pending merger.

                      In this context, we are committed to providing fully
                      seamless transition for all of our customers and we'll
                      monitor our order fill activity with great care. We

                      have worked hard to achieve a great customer service
                      reputation with order fill rates equal to the best in the
                      aftermarket industry. And we intend to further improve
                      that performance as we move forward.

                      Within our heavy-duty aftermarket group, we are continuing to see strong demand all across the market. We will
                      continue to build our presence in this market through new
                      product introductions and marketing programs as we address the seasonally stronger selling periods of the year.

                      With regard to the full year 2005 performance, we expect
                      current and unfavorable market dynamics and merger
                      planning activities will continue to effect our near term
                      operating results. However, as stated in previous reports, we expect that assuming merger completion and reasonable
                      market conditions the gain on the sale of our heavy-duty
                      OEM business in combination with the expected favorable
                      impact of negative goodwill accounting related to the
                      Modine aftermarket merger will allow us to report net
                      income in 2005.

                      Beyond 2005 we look forward to reaping the benefits of the merger and beginning to achieve the requisite improved
                      operating performance.

                      At this point our studies have further supported our
                      projection of synergies in the merger in excess of $20
                      million annually after the restructuring period along with our estimates for $10 to $14 million in restructing costs
                      over an 18 month period.

                      With that I'd like to turn the call open for questions.
                      Operator?

Operator:             At this time, I would like to remind everyone if you would like to ask a question, press star then the number 1 on
                      your telephone keypad. We'll pause for just a moment to
                      compile the Q&A roster.

                      Your first question comes from David Cohen at Athena
                      Capital Management.

David Cohen:          Good morning guys.

Charles Johnson:      Good morning David.

David Cohen:          So I have two sort of line item questions and then one
                      slightly larger question about the operating outlook.

Charles Johnson:      Sure.

David Cohen:          The first line item question is if I were to annualized
                      the interest expense line and compare that to the period
                      ending debt outstanding, it would come to an extremely
                      high effective interest rate. And Rich, I'm wondering if
                      you can

                      sort of walk us through an on forward-looking basis, what
                      we should expect the interest expense line to look like.

Rich Wisot:           Okay. It's - we are in a period of certainly from the
                      prior year, higher rate environment. And the - our program with several of our customers in terms of accelerating our receivable collections because of the extended terms that
                      they have insisted upon to the industry raises the
                      interest level quite a bit and becomes a greater portion
                      of the interest expense line.

                      Now in a interest rate environment, an increasing
                      environment, what we are doing is paying effectively a
                      discount today. And if we were to carry it to the maturity or the term of that receivable, it's likely that the rates would be much higher. So it is cost efficient to do it.

                      Looking out, it's probably the rule of thumb is going to
                      be close to probably twice the prior year's interest cost.

David Cohen:          Even though we got proceeds from the sale of the division?

Rich Wisot:          That's correct. Because of - it's offsetting the lower
                      average debt levels by the higher interest rates that
                      we're seeing.

David Cohen:          Okay. And then in terms of the G&A line, obviously there
                      were some things in there that are non-recurring and some
                      things in there that are unfortunately not so
                      non-recurring. Could you sort of try and normalize it a
                      little bit for us on a going forward basis? For instance,
                      how much was Sarbanes-Oxley in the quarter and what's the
                      curve on that going to look like in terms of when those
                      expenses will pop out and start to decline?

Rich Wisot:           Well with respect to Sarbanes-Oxley, that is a program
                      that the company has begun to become compliant. And that
                      will continue throughout the year and is likely to -
                      certainly will continue into the following year with
                      respect to the pending merger locations.

                      We did have as we mentioned, higher healthcare costs that
                      we don't feel will be ongoing. So we feel that it's
                      probably 1/3 of the increase is Sarbanes-Oxley related. A
                      third would be healthcare and 1/3 would be other. And we
                      see the operating expenses were only slightly over the
                      fourth quarter. And that was primarily Sarbanes-Oxley as
                      well as healthcare.

David Cohen:          Okay and the other - the third - the other, a fair amount
                      of that is might - there might be some in the next few
                      quarters. But on a long term basis it's non-recurring?

Rich Wisot:           Yes. The other includes freight because of the higher gas
                      prices that we've seen. So certainly as a percentage of
                      sales, the freight cost is slightly higher right now.

David Cohen:          And then putting it all together and given that obviously
                      seasonality worked against you in this quarter and that
                      there seems to have been some customer inventory takedown, would you venture to say that on an operating basis this
                      is likely to be the worst quarter of the year?

Rich Wisot:           I think the - I think as Charlie certainly outlines, we
                      see a continuation right now. But also we see our
                      customers with very low levels of inventory and we see
                      their customers putting right now, very soft demand on
                      that. So the marketplace that they serve is quite soft
                      right now.

Charles Johnson:      Let me also address that David, I think that historically
                      the first quarter and the fourth quarter are our two
                      softest periods of the year. So it's fair to say and the -
                      and both those quarters are always very difficult to
                      forecast based on customer demand levels and sell through.
                      So in general that's how this business runs.

                      We had a very strong fourth quarter. How much did that
                      effect the first quarter? We don't think it probably
                      affected a lot. We think that the oil prices that people
                      are seeing in the marketplace are starting to impact the
                      numbers a little bit.

                      We're - certainly consumer confidence going down a bit is
                      another factor that's going to effect this marketplace
                      going forward.

                      At this point the thing that would negatively impact us
                      going forward would be further price pressure from
                      customers particularly in the automotive and light truck
                      group. We do see continued pressure in that area. However, having said that, I think from a sales standpoint, the
                      first quarter is certainly going to be as we see it right
                      now, the - by far the softest quarter.

David Cohen:          Okay, thanks. And one last follow-on and then I'll move
                      out of the way.

Charles Johnson:      David, could I just add to what Rich said...

David Cohen:          Sure.

Charles Johnson:      ...is that going to go with regard to the interest rate
                      question you asked? Another factor that changes that
                      number year over year is the fact that more customers came on to those cost-effective programs that we're using in
                      the second half of the year which effectively provides
                      more of a year over year

                      change in the number. And that's another reason for the
                      stale change in interest.

David Cohen:          Are you seeing - obviously this wouldn't be the case year
                      over year, but 1Q over - well actually 2Q over 1Q, are you seeing any sort of moderation in terms of the price
                      pressures on you from raw material?

Charles Johnson:      We are in terms of raw materials. The cost pressures we've seen in the first quarter in some cases were the highest
                      we've seen in particular with copper. Copper actually hit
                      some new highs in the first quarter. Some of the experts
                      are projecting that that's going to back off a little bit.
                      However, an awful lot of world demand right now is being
                      driven by what's going on in China with regard to steel,
                      with regard to other commodities.

                      So we're - at this point, we're not planning to see it
                      significantly lower; however, my guess is we'll start to
                      see some easing in few of the commodities that we're
                      buying.

                      So with regard to the pricing pressure in the marketplace, we have - we continue to have a very competitive
                      environment and we will continue to be aggressive
                      ourselves in being sure that we retain our position and
                      grow our position as we go forward.

David Cohen:          Thanks very much.

Charles Johnson:      Thank you, David.

Operator:             Your next question comes from Frank Magdlen of The Robins
                      Group.

Frank Magdlen:        Good morning.

Charles Johnson:      Good morning, Frank.

Man:                  Good morning.

Frank Magdlen:        When you get finished or can you help us out of maybe two
                      or three or four quarters after cost savings and your plan really gets going? Where are you - what should we look for in the way of gross margins? Is there a goal out there yet that you're willing to go public with?

Charles Johnson:      We haven't provided any guidance on that yet, Frank. But I can tell you that we're pretty comfortable with our
                      business and our opportunity to take advantage of the
                      economies of scale we'll be seeing, particularly in the
                      North American business. It will allow us to retain our
                      improved margins as we go forward, that's our objective.

                      You know, a long time ago, we said that we wanted to try
                      and achieve this business industry-leading margins. One of our basic five values is to have exceptional returns for
                      our shareholders. And to us, that means we're after
                      ultimately returns in the 5% to 7% to 8% range after-tax.

                      Now we certainly haven't achieved that today. We had a
                      pretty darn good year last year in terms of progress. We
                      haven't achieved those kinds of goals yet but ultimately,
                      after we do this deal and after we start to look at other
                      strategic deals, we're going to build a business that we
                      can all be proud of.

Frank Magdlen:        And essentially, if I understood, your cost savings of
                      about $20 million, that's over about an 18-month period?

Charles Johnson:      That's correct.

Frank Magdlen:        All right. Thank you.

Operator:             Once again, to ask a question, press star, then the number
                      1 on your telephone keypad.

                      At this time, there are no further questions. I would like to turn the conference back over to management for closing remarks.

Charles Johnson:      Thank you. It is an exciting time for our company and its
                      people. With the pending merger, we will have a new
                      stronger company vehicle, capable of achieving superior
                      performance compared to either company on its own, and
                      with the financial strength to support growth in the
                      business.

                      This will prospectively bode well for all of the people of the new company who have worked hard to help us achieve
                      this new place and who are, as we speak, planning for the
                      transition ahead. We thank them for their efforts and as
                      we often say, we will be successful together.

                      We also wish to thank our shareholders, our financial
                      institutions, and our Board, for without their ongoing
                      support, we would not have achieved this important
                      business milestone.

                      We believe the merger - pending merger provides the new
                      levels of opportunity for our company and its stakeholders and we are all excited to be associated with the company
                      at this important time. Thank you for your participation
                      in our call today.

Operator:             Ladies and gentlemen, this concludes today's Transpro,
                      Inc. conference call. You may now disconnect.

                                       END